Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-141539

April 16, 2007

Simcere Pharmaceutical Group, or Simcere Pharmaceutical, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Simcere Pharmaceutical has filed with the SEC for more complete information about Simcere Pharmaceutical and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Simcere Pharmaceutical has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Simcere Pharmaceutical, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526. You may also access Simcere Pharmaceutical’s most recent prospectus dated April 13, 2007 included in Amendment No.2 to the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1384360/000119312507080652/df1a.htm

This free writing prospectus reflects amendments that were made in amendment No. 2 to the registration statement on Form F-1 to the section entitled “Recent Developments” in order to provide more detailed information regarding Simcere Pharmaceutical’s selected preliminary unaudited financial results for the three months ended March 31, 2007.

RECENT DEVELOPMENTS

The following is an estimate of our selected preliminary unaudited financial results for the three months ended March 31, 2007. These results are subject to the completion of our normal quarter-end closing procedures and are subject to change. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note Regarding Forward-Looking Statements” included in the registration statement.

We estimate that we generated total revenues ranging from approximately RMB300.0 million ($38.4 million) to RMB315.0 million ($40.4 million) in the three months ended March 31, 2007. We estimate that we had income from operations ranging from approximately RMB68.0 million ($8.7 million) to RMB72.0 million ($9.2 million) and net income ranging from approximately RMB63.0 million ($8.1 million) to RMB66.0 million ($8.5 million) in the three months ended March 31, 2007.

Although final results for our fiscal quarter ended March 31, 2007 are not yet available, based upon our management accounts for the quarter and the information available to us, including our assessment of the operating conditions prevailing during that period, and except as otherwise described in the registration statement, we do not anticipate that our results for the quarter will be adversely impacted, in the aggregate, by any material or unusual adverse events. However, our actual results may differ from our current estimates.

The general operating conditions prevailing in the three months ended March 31, 2007 were largely consistent with those from 2004 to 2006. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” included in the registration statement for a description of the most significant factors that we believe affect our financial performance and results of operations. Specifically, during the three months ended March 31, 2007:

•	the pharmaceutical market in China continued to grow, which we believe contributed to a corresponding increase of our revenues from sales of all of our major products in the period;

•

we were able to increase the sales of our innovative pharmaceutical Endu more rapidly compared to those of our other products, and we expect such trend to continue. During the first quarter of 2007, over 100 additional hospitals in China started to use Endu and, by March 31, 2007, Endu was prescribed in more than 500 hospitals in China. We expect the sales of our top five products, Bicun, Zailin, Anqi, Yingtaiqing and Biqi to continue to comprise a substantial portion of our revenues going forward; and

•

we experienced a seasonal increase in demand for certain of our products, especially our antibiotics Zailin and Anqi due to the prevalence of cough, cold and flu between October and March. As a result, our shipments for these products were higher in the first quarter of 2007 to support the retail demand, which also contributed to the increase in our revenues in the first quarter of 2007. We expect our total revenues to be affected by seasonality to a lesser degree in the future as we expect sales of our innovative pharmaceutical Endu and our first-to-market generic pharmaceutical Bicun, the demand for which is not seasonal, to grow more rapidly compared to those of Zailin and Anqi.

We expect our cost of materials and production and operating expenses to continue to increase as our revenues increase in the future. Cost of materials and production as a percentage of revenues is lower for Endu and Bicun, while the budgeted promotional sales and marketing expenses for Endu and Bicun are higher compared to those of our other products. We also expect to incur additional expenses to fund the research and development of potential indications for Endu, the Phase IV clinical trials for Endu and the improvement of delivery mechanisms for dosage formulations of Endu, which could cause an increase in our operating expenses relating to Endu.

We cannot assure you that our results for the three months ended March 31, 2007 will be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the registration statement for information regarding additional trends and other factors that may influence our results of operations.